UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐Form 10-Q   ☐Form N-SAR   ☐Form N-CSR

For Period Ended: March 31, 2018

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

QUANTUM CORPORATION
(Full Name of Registrant)
N/A
(Former Name if Applicable)

224 Airport Parkway, Suite 550

(Address of Principal Executive Office (Street and Number))
San Jose, California 95110
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
“Quantum Corporation (“Quantum” or the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “Form 10-K”) by June 15, 2018, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously announced in the Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 8, 2018, on January 11, 2018, Quantum received a subpoena from the SEC regarding its accounting practices and internal controls related to revenue recognition for transactions commencing April 1, 2016, which was subsequently revised in discussions with the SEC to include transactions commencing January 1, 2016. Following receipt of the SEC subpoena, the Company’s Audit Committee began an independent investigation with the assistance of independent advisors, which is ongoing. In response to the subpoena, the Company has produced certain documents and provided certain information to the Staff of the SEC.

In connection with the Audit Committee’s investigation, the Company and its advisors are performing additional work related to the periods included within Form 10-K, which might result in adjustments to the financial statements and related disclosures included therein, as well as internal controls over financial reporting.

As a result of these developments, the Company has been unable to complete its preparation and review of its Form 10-K (including management’s assessment of the effectiveness of its internal control over financial reporting as of March 31, 2018) in time to file within the prescribed time period without unreasonable effort or expense. While the Company continues to work expeditiously to conclude this review and file the Form 10-K as soon as practicable, the Company does not anticipate filing such Annual Report on Form 10-K within the fifteen day extension provided by Rule 12b-25(b). The Company will continue to devote the resources necessary to complete the Form 10-K , including management’s assessment of internal control over financial reporting, and the Form 10-Q for the fiscal quarter ended December 31, 2017, as soon as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Dodson	(408)	944-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2017.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company is unable to provide a reasonable estimate of its results of operations for the fiscal year ended March 31, 2018 for the reasons set forth in Part III above describing why the Form 10-K could not be filed on time.
Cautionary Note Regarding Forward Looking Statements:
The forward-looking statements included in this report, including our statements regarding our expectations regarding changes to our financial statements and the timing of the filing of the Form 10-K are based on our current expectations, projections, estimates and assumptions. These statements are only predictions, not guarantees. Such forward-looking statements are subject to numerous risks and uncertainties that are difficult to predict and may cause actual results to differ materially from what is forecast in such forward-looking statements. These risks and uncertainties include, without limitation, the following: the outcome of the SEC inquiry and the review of the Company’s internal financial records and controls that is being conducted, including any additional time that may be required to complete the review; the timing and nature of the final resolution of the accounting issues discussed in this filing; any delay in the filing of required periodic reports with the SEC; the ability of the Company to remediate any material weakness in its internal control over financial reporting and ineffectiveness in disclosure controls and procedures; increased regulatory or financial reporting issues and practices, rumors, or otherwise; and other factors described from time to time in our filings with the Securities and Exchange Commission.

QUANTUM CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2018	By:	/s/ J. Michael Dodson
J. Michael Dodson
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).